Registration No. 333-112814
Rule 424(b)(3)

Re: Repricing and Extension of Warrant

Dear Warrantholder:

I am pleased to advise you that Stratus Services Group, Inc. has reduced the exercise price of the Warrants to Purchase Common Stock that you hold to $.50 per share and extended the expiration date to January 17, 2008. Previously, the exercise price was $.76 per share and the warrants were to expire on January 19, 2007.

You do not need to take any action in connection with this matter.

Very truly yours,

Stratus Services Group, Inc.

By:  /s/ Joseph J. Raymond
Name: Joseph J. Raymond
Title: President and Chief Executive Officer